Exhibit 99.11

PRESS RELEASE For immediate distribution

BRP ANNOUNCES PRELIMINARY RESULTS

OF SUBSTANTIAL ISSUER BID

Valcourt, Québec, July 26, 2021 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today announced the preliminary results of its substantial issuer bid (“SIB”), pursuant to which BRP offered to purchase for cancellation a number of its subordinate voting shares (“Shares”) for an aggregate purchase price not to exceed $350 million at a purchase price of not less than $94.00 and not more than $113.00 per Share. The SIB expired at 11:59 p.m. (Montreal time) Friday July 23, 2021. All dollar amounts are in Canadian dollars.

In accordance with the terms and conditions of the SIB and based on the preliminary calculation of Computershare Investor Services Inc. (“Computershare”), as depositary for the SIB, BRP expects to take up and pay for 3,381,642 Shares at a price of $103.50 per Share under the SIB, representing an aggregate purchase price of approximately $350 million and 4% of the total number of BRP’s issued and outstanding Shares and multiple voting shares before giving effect to the SIB.

The full details of the SIB are described in the offer to purchase and issuer bid circular dated June 18, 2021, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.com.

2,938,973 Shares were validly tendered and not withdrawn pursuant to auction tenders at or below the purchase price and purchase price tenders. Since the SIB was oversubscribed, shareholders who made auction tenders at or below the purchase price and purchase price tenders will have the number of Shares purchased prorated following the determination of the final results of the SIB (other than “odd lot” tenders, which are not subject to proration). BRP currently expects that shareholders who made auction tenders at or below the purchase price and purchase price tenders will have approximately 83% of their successfully tendered Shares purchased by BRP. BRP expects to take up and purchase 936,692 Shares pursuant to proportionate tenders.

Holders of multiple voting shares were entitled to participate in the SIB. Multiple voting shares taken up by BRP will be converted into Shares on a one-for-one basis immediately prior to take up. Beaudier Inc. and 4338618 Canada Inc., which collectively hold approximately 27.7% of BRP’s issued and outstanding Shares and multiple voting shares, made proportionate tenders in connection with the SIB and will maintain their proportionate equity ownership in BRP following completion of the SIB.

After giving effect to the SIB, BRP expects to have 37,716,787 Shares and 42,954,979 multiple voting shares issued and outstanding.

The number of Shares to be purchased, the proration factor and the purchase price referred to above are preliminary, remains subject to verification by Computershare and assume that all Shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. Upon take up and payment of the Shares purchased, BRP will release the final results, including the final proration factor.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell BRP’s shares.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.0 billion from over 130 countries, our global workforce is made up of more than 14,500 driven, resourceful people.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, Stacer, Savage, Evinrude and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including, but not limited to, statements relating to the SIB, the actual number of Shares to be taken up and paid for in connection with the SIB, the purchase price, the proration factor and the number of Shares and multiple voting shares expected to be issued and outstanding after completion of the SIB, and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP or the powersports or marine industry to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in the offer to purchase and in BRP’s annual information form dated March 24, 2021.

For media enquiries:	For investor relations:

Media Relations	Philippe Deschênes
media@brp.com	Investor Relations
Tel.: 450.532.6462
philippe.deschenes@brp.com